SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

EGL, INC.
(Name of Issuer)

EGL, INC. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.001 Par Value
(Title of Class of Securities)

268484 10 2
(CUSIP Number of Class of Securities)

James R. Crane
Chairman and Chief Executive Officer
EGL, Inc.
15350 Vickery Drive
Houston, Texas 77032
Telephone (281) 618-3100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Gene J. Oshman
Baker Botts L.L.P.
3000 One Shell Plaza
910 Louisiana
Houston, Texas 77002
Telephone: (713) 229-1234

CALCULATION OF FILING FEE

Amount of
Transaction Valuation*	Filing Fee**

$249,990,000	$29,423.83

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 9,615,000 outstanding shares of Common Stock at the maximum tender offer price of $26.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission, equals $117.70 per million of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29,423.83	Filing Party: EGL, Inc.
Form of Registration No.: Schedule TO	Date Filed: August 30, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐ third-party tender offer subject to Rule 14d-1
     ☑ issuer tender offer subject to Rule 13e-4
     ☐ going-private transaction subject to Rule 13e-3
     ☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

EXPLANATORY NOTE
      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 30, 2005 (the “Schedule TO”) by EGL, Inc., a Texas corporation (“EGL” or the “Company”), relating to the offer by the Company to purchase for cash up to 9,615,000 shares of its common stock, par value $0.001 per share, including the associated preferred stock purchase rights (the “Common Stock”), or such lesser number of shares of Common Stock as is properly tendered and not properly withdrawn, at prices between $22.50 and $26.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 30, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal.
      All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is hereby expressly incorporated in this Amendment No. 2 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.
Items 1 through 11.
      Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the related Letter of Transmittal, are hereby amended as follows:

1. The second bullet point in the answer to the question “Are there any conditions to the tender offer?” under the caption “Summary Term Sheet” on page 3 of the Offer to Purchase is amended and restated to read in its entirety as follows:

“The lenders who have executed the Commitment Letters described in Section 9 provide the financing contemplated in such letters.”

2. The third bullet point in the answer to the question “Are there any conditions to the tender offer?” under the caption “Summary Term Sheet” on page 3 of the Offer to Purchase is amended and restated to read in its entirety as follows:

“No legal action shall have been threatened, pending or taken that challenges or affects the tender offer or materially and adversely affects our business, financial condition, assets, income or operations, or otherwise materially impairs the contemplated future conduct of our business or our ability to purchase up to 9,615,000 shares in the tender offer.”

3. The fifth bullet point in the answer to the question “Are there any conditions to the tender offer?” under the caption “Summary Term Sheet” on page 3 of the Offer to Purchase is amended and restated to read in its entirety as follows:

“No changes in the general political, market, economic or financial conditions in the United States or abroad that could adversely affect our business, financial condition, income or operations, or otherwise materially impair the contemplated future conduct of our business, shall have occurred.”

4. The tenth bullet point in the answer to the question “Are there any conditions to the tender offer?” under the caption “Summary Term Sheet” on page 4 of the Offer to Purchase is amended and restated to read in its entirety as follows:

“No material adverse change in our and our subsidiaries’ business, financial condition, assets, income or operations shall have occurred or been threatened.”

5. The third sentence under the heading “Determination of Validity; Rejection of Shares; Waiver of Defects; Non Obligation to give Notice of Defects.” under the caption “3. Procedures for Tendering Shares” on page 21 of the Offer to Purchase is amended by inserting at the end of such sentence following the word “parties” the following phrase:

“, subject to a court of law having jurisdiction regarding such matters”

6. The first paragraph under the caption “7. Conditions of the Tender Offer.” on page 24 of the Offer to Purchase is amended by deleting the phrase “and regardless of the circumstances giving rise to such event”.

7. Paragraph number (1) under the caption “7. Conditions of the Tender Offer.” on page 24 of the Offer to Purchase is amended and restated to read in its entirety as follows:

“(1) the lenders who have executed the Commitment Letters described in Section 9 fail to provide the financing contemplated in such letters;”

8. The third bullet point in paragraph number (2) under the caption “7. Conditions of the Tender Offer.” on page 25 of the Offer to Purchase is amended and restated to read in its entirety as follows:

“materially and adversely affect our and our subsidiaries’ business, financial condition, income or operations, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us or our subsidiaries;”

9. The fifth bullet point in paragraph number (3) under the caption “7. Conditions of the Tender Offer.” on page 25 of the Offer to Purchase is amended and restated to read in its entirety as follows:

“any decrease of more than 10% in the market price for the shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on August 29, 2005, any significant increase in the interest rate, distribution rate or other significant change in the terms for debt security offerings in the United States, or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our and our subsidiaries’ business, financial condition, assets, income or operations, taken as a whole, or in the trading in our shares, or the proposed financing for the tender offer, or on the benefits of the tender offer to us, or”

10. Paragraph number (6) under the caption “7. Conditions of the Tender Offer.” on page 25 of the Offer to Purchase is amended and restated to read in its entirety as follows:

“(6) any change shall have occurred in, or we learn of events or circumstances that are reasonably likely to affect, the business, financial condition, assets, income or operations of us or our subsidiaries, taken as a whole, that, in our judgment, is or may reasonably likely be material and adverse to us or our subsidiaries, or the benefits of the tender offer to us; or”

11. The first sentence of the first paragraph under the caption “7. Conditions of the Tender Offer.” on page 26 of the Offer to Purchase is amended by deleting the phrase “and may be asserted by us regardless of the circumstances giving rise to any such condition,”

12. The last sentence in the last paragraph under the caption “7. Conditions of the Tender Offer.” on page 26 of the Offer to Purchase is amended by inserting at the end of the sentence following the word “parties” the following phrase:

“, subject to a court of law having jurisdiction regarding such matters”

13. The second sentence of the second paragraph under the caption “9. Source and Amount of Funds.” on page 27 of the Offer to Purchase is amended and restated to read in its entirety as follows:

“The terms and conditions of these facilities are set forth in (1) a commitment letter from Bank of America, N.A. and Banc of America Securities LLC, dated as of August 29, 2005 (the “Revolving Commitment Letter”), and (2) a commitment letter from Banc of America Securities LLC and Banc of America Mezzanine Finance LLC, dated as of August 29, 2005 (the “Bridge Commitment Letter”).”

14. The first sentence under the heading “Historical Financial Information.” under the caption “10. Certain Information Concerning Us.” on page 29 of the Offer to Purchase is amended and restated to read in its entirety as follows:

“We incorporate by reference the financial statements and notes thereto in (1) our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which appear on pages F-1 to F-55 and on page S-1 in such report, and (2) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, which appear on pages 1 to 19 in such report.”

15. The fourth bullet point under the heading “Incorporation by Reference.” under the caption “10. Certain Information Concerning Us.” on page 32 of the Offer to Purchase is amended by deleting “and August 30, 2005” and adding the following in lieu thereof: “, August 30, 2005, September 2, 2005 and September 16, 2005 (two Form 8-Ks)”

Item 12.	Exhibits.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated August 30, 2005.**
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).**
(a)(1)(iii)	Notice of Guaranteed Delivery.**
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 30, 2005.**
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 30, 2005.**
(a)(1)(vi)	Letter to Participants in EGL’s Employee Stock Purchase Plan.*
(a)(1)(vii)	Notice to Holders of Vested Stock Options, dated August 30, 2005.**
(a)(1)(viii)	Letter from EGL, Inc. to Shareholders, dated August 30, 2005.**
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Form of Summary Advertisement dated, August 30, 2005.**
(a)(5)(ii)	EGL Stock Tender Offer — Questions and Answers.**
(a)(5)(iii)	Press Release, dated August 29, 2005, announcing the tender offer (filed as Exhibit 99.1 to EGL’s Current Report on Form 8-K filed on August 30, 2005 and incorporated herein by reference).
(b)(i)	Commitment Letter from Bank of America, N.A. and Banc of America Securities LLC, dated August 29, 2005.**
(b)(ii)	Commitment Letter from Banc of America Securities LLC and Banc of America Mezzanine Finance LLC, dated August 29, 2005.**
(b)(iii)	Summary of Indicative Terms and Conditions of the EGL, Inc. $250,000,000 Senior Secured Credit Facility (filed as Exhibit 99.1 to EGL’s Current Report on Form 8-K filed on September 16, 2005 and incorporated herein by reference).
(b)(iv)	Summary of Indicative Terms and Conditions of the EGL, Inc. $150,000,000 Private Placement Bridge Facility (filed as Exhibit 99.2 to EGL’s Current Report on Form 8-K filed on September 16, 2005 and incorporated herein by reference).
(b)(v)	Summary of Indicative Terms and Conditions of the EGL, Inc. $150,000,000 Private Placement of Senior Notes (filed as Exhibit 99.1 to EGL’s Current Report on Form 8-K filed on September 16, 2005 and incorporated herein by reference).
(d)(1)	Rights Agreement, dated May 23, 2001 between EGL, Inc. and Computershare Investor Services, L.L.C., as Rights Agent, which includes as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Common Stock (filed as Exhibit 4.1 to the EGL’s Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference).
(d)(2)	Shareholders’ Agreement, dated October 1, 1994 among EGL, Inc. and Messrs. Crane, Swannie, Seckel and Roberts (filed as Exhibit 10.4 to EGL’s Registration Statement on Form S-1, Registration No. 33-97606 and incorporated herein by reference).
(d)(3)	Employment Agreement, dated October 1, 1996 between EGL, Inc. and James R. Crane (filed as Exhibit 10.7 to EGL’s Annual Report on Form 10-K for the fiscal year ended September 30, 1996 and incorporated herein by reference).
(d)(4)	Employment Agreement, dated May 19, 1998 between EGL, Inc. and Ronald E. Talley (filed as Exhibit 10.10 to EGL’s Annual Report on Form 10-K for the fiscal year ended September 30, 1998 and incorporated herein by reference).

Exhibit
Number	Description

(d)(5)	Employment Agreement, dated October 19, 1999 between EGL, Inc. and Elijio Serrano (filed as Exhibit 10.11 to EGL’s Annual Report on Form 10-K for the fiscal year ended September 30, 1999 and incorporated herein by reference).
(d)(6)	Letter of Assignment, effective as of July 30, 2001, as amended, by and between EGL, Inc. and Vittorio M. Favati (filed as Exhibit 10.29 to EGL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and incorporated herein by reference).
(d)(7)	Form of Indemnification Agreement (filed as Exhibit 10.6 to EGL’s Registration Statement on Form S-1, Registration No. 33-97606 and incorporated herein by reference).
(d)(8)	Form of Retention Agreement between EGL, Inc. and certain executive officers (filed as Exhibit 10.29 to EGL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and incorporated herein by reference).
(d)(9)	Long-Term Incentive Plan, as amended and restated effective July 26, 2000 (filed as Exhibit 10(ii) to EGL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference).
(d)(10)	Amended and Restated Nonemployee Directors Stock Option Plan (formerly the 1995 Nonemployee Director Stock Option Plan) (filed as Exhibit 10.1 to EGL’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference).
(d)(11)	Form of Restricted Share Award pursuant to Directors’ Stock Plan (filed as Exhibit 10.28 to EGL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and incorporated herein by reference).
(d)(12)	Employee Stock Purchase Plan, as amended and restated effective July 26, 2000 (filed as Exhibit 10(iii) to EGL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference).
(d)(13)	Circle International Group, Inc. 1994 Omnibus Equity Incentive Plan (filed as Exhibit 10.11 to Annual Report on Form 10-K of Circle International Group, Inc. (SEC File No. 0-8664) for the fiscal year ended December 31, 1993 and incorporated herein by reference).
(d)(14)	Amendment No. 1 to Circle International Group, Inc. 1994 Omnibus Equity Incentive Plan (filed as Exhibit 10.11.1 to Annual Report on Form 10-K of Circle International Group, Inc. (SEC File No. 9-8664) for the fiscal year ended December 31, 1995 and incorporated herein by reference).
(d)(15)	Circle International Group, Inc. Employee Stock Purchase Plan (filed as Exhibit 99.1 to the Registration Statement on Form S-8 of Circle International Group, Inc. (SEC Registration No. 333-78747) filed on May 19, 1999 and incorporated herein by reference).
(d)(16)	Circle International Group, Inc. 1999 Stock Option Plan (filed as Exhibit 99.1 to the Form S-8 Registration Statement of Circle International Group, Inc. (SEC Registration No. 333-85807) filed on August 24, 1999 and incorporated herein by reference).
(d)(17)	Form of Nonqualified Stock Option Agreement for Circle International Group, Inc. 2000 Stock Option Plan (filed as Exhibit 4.8 to Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 (SEC Registration No. 333-42310) filed on October 2, 2000 and incorporated herein by reference).
(d)(18)	Executive Deferred Compensation Plan (filed as Exhibit 10.2 to EGL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with Amendment No. 1 to Schedule TO on September 6, 2005.

**	Previously filed on Schedule TO on August 30, 2005.

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EGL, INC.

By:	/s/ Elijio V. Serrano

Elijio V. Serrano
Chief Financial Officer
Dated: September 16, 2005

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated August 30, 2005.**
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).**
(a)(1)(iii)	Notice of Guaranteed Delivery.**
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 30, 2005.**
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 30, 2005.**
(a)(1)(vi)	Letter to Participants in EGL’s Employee Stock Purchase Plan.*
(a)(1)(vii)	Notice to Holders of Vested Stock Options, dated August 30, 2005.**
(a)(1)(viii)	Letter from EGL, Inc. to Shareholders, dated August 30, 2005.**
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Form of Summary Advertisement, dated August 30, 2005.**
(a)(5)(ii)	EGL Stock Tender Offer — Questions and Answers.**
(a)(5)(iii)	Press Release, dated August 29, 2005, announcing the tender offer (filed as Exhibit 99.1 to EGL’s Current Report on Form 8-K filed on August 30, 2005 and incorporated herein by reference).
(b)(i)	Commitment Letter from Bank of America, N.A. and Banc of America Securities LLC, dated August 29, 2005.**
(b)(ii)	Commitment Letter from Banc of America Securities LLC and Banc of America Mezzanine Finance LLC, dated August 29, 2005.**
(b)(iii)	Summary of Indicative Terms and Conditions of the EGL, Inc. $250,000,000 Senior Secured Credit Facility (filed as Exhibit 99.1 to EGL’s Current Report on Form 8-K filed on September 16, 2005 and incorporated herein by reference).
(b)(iv)	Summary of Indicative Terms and Conditions of the EGL, Inc. $150,000,000 Private Placement Bridge Facility (filed as Exhibit 99.2 to EGL’s Current Report on Form 8-K filed on September 16, 2005 and incorporated herein by reference).
(b)(v)	Summary of Indicative Terms and Conditions of the EGL, Inc. $150,000,000 Private Placement of Senior Notes (filed as Exhibit 99.1 to EGL’s Current Report on Form 8-K filed on September 16, 2005 and incorporated herein by reference).
(d)(1)	Rights Agreement, dated May 23, 2001 between EGL, Inc. and Computershare Investor Services, L.L.C., as Rights Agent, which includes as Exhibit B the form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Common Stock (filed as Exhibit 4.1 to the EGL’s Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference).
(d)(2)	Shareholders’ Agreement, dated October 1, 1994 among EGL, Inc. and Messrs. Crane, Swannie, Seckel and Roberts (filed as Exhibit 10.4 to EGL’s Registration Statement on Form S-1, Registration No. 33-97606 and incorporated herein by reference).
(d)(3)	Employment Agreement, dated October 1, 1996 between EGL, Inc. and James R. Crane (filed as Exhibit 10.7 to EGL’s Annual Report on Form 10-K for the fiscal year ended September 30, 1996 and incorporated herein by reference).
(d)(4)	Employment Agreement, dated May 19, 1998 between EGL, Inc. and Ronald E. Talley (filed as Exhibit 10.10 to EGL’s Annual Report on Form 10-K for the fiscal year ended September 30, 1998 and incorporated herein by reference).
(d)(5)	Employment Agreement, dated October 19, 1999 between EGL, Inc. and Elijio Serrano (filed as Exhibit 10.11 to EGL’s Annual Report on Form 10-K for the fiscal year ended September 30, 1999 and incorporated herein by reference).

Exhibit
Number	Description

(d)(6)	Letter of Assignment, effective as of July 30, 2001, as amended, by and between EGL, Inc. and Vittorio M. Favati (filed as Exhibit 10.29 to EGL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and incorporated herein by reference).
(d)(7)	Form of Indemnification Agreement (filed as Exhibit 10.6 to EGL’s Registration Statement on Form S-1, Registration No. 33-97606 and incorporated herein by reference).
(d)(8)	Form of Retention Agreement between EGL, Inc. and certain executive officers (filed as Exhibit 10.29 to EGL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and incorporated herein by reference).
(d)(9)	Long-Term Incentive Plan, as amended and restated effective July 26, 2000 (filed as Exhibit 10(ii) to EGL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference).
(d)(10)	Amended and Restated Nonemployee Directors Stock Option Plan (formerly the 1995 Nonemployee Director Stock Option Plan) (filed as Exhibit 10.1 to EGL’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 and incorporated herein by reference).
(d)(11)	Form of Restricted Share Award pursuant to Directors’ Stock Plan (filed as Exhibit 10.28 to EGL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and incorporated herein by reference).
(d)(12)	Employee Stock Purchase Plan, as amended and restated effective July 26, 2000 (filed as Exhibit 10(iii) to EGL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 and incorporated herein by reference).
(d)(13)	Circle International Group, Inc. 1994 Omnibus Equity Incentive Plan (filed as Exhibit 10.11 to Annual Report on Form 10-K of Circle International Group, Inc. (SEC File No. 0-8664) for the fiscal year ended December 31, 1993 and incorporated herein by reference).
(d)(14)	Amendment No. 1 to Circle International Group, Inc. 1994 Omnibus Equity Incentive Plan (filed as Exhibit 10.11.1 to Annual Report on Form 10-K of Circle International Group, Inc. (SEC File No. 9-8664) for the fiscal year ended December 31, 1995 and incorporated herein by reference).
(d)(15)	Circle International Group, Inc. Employee Stock Purchase Plan (filed as Exhibit 99.1 to the Registration Statement on Form S-8 of Circle International Group, Inc. (SEC Registration No. 333-78747) filed on May 19, 1999 and incorporated herein by reference).
(d)(16)	Circle International Group, Inc. 1999 Stock Option Plan (filed as Exhibit 99.1 to the Form S-8 Registration Statement of Circle International Group, Inc. (SEC Registration No. 333-85807) filed on August 24, 1999 and incorporated herein by reference).
(d)(17)	Form of Nonqualified Stock Option Agreement for Circle International Group, Inc. 2000 Stock Option Plan (filed as Exhibit 4.8 to Post-Effective Amendment No. 1 on Form S-8 to Registration Statement on Form S-4 (SEC Registration No. 333-42310) filed on October 2, 2000 and incorporated herein by reference).
(d)(18)	Executive Deferred Compensation Plan (filed as Exhibit 10.2 to EGL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with Amendment No. 1 to Schedule TO on September 6, 2005.

**	Previously filed on Schedule TO on August 30, 2005.